[redacted]

14049357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37407

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDSC, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Main Street
(No. and Street)

Cincinnati (City) Ohio (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOSEPH DECOSIMO AND COMPANY, PLLC
(Name – *if individual, state last, first, middle name*)

SUITE 1100 - TWO UNION SQUARE (Address), CHATTANOOGA, (City) TENNESSEE (State) 37402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 04 2014
Washington, DC
124

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Louis DeTemple, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDSC, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Louis D. DeTemple
Signature

President
Title

William H. Wooten III
Notary Public

WILLIAM H. WOOTEN III
Notary Public, State of Ohio
My Commission Expires
January 8, 2016

NOTARY PUBLIC STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDSC, LLC

CONTENTS

SUPPLEMENTARY INFORMATION

DECOSIMO
CERTIFIED PUBLIC ACCOUNTANTS

Joseph Decosimo and Company, PLLC
Suite 1100 - Two Union Square
Chattanooga, TN 37402
www.decosimo.com

INDEPENDENT AUDITOR'S REPORT

To the Member
RDSC, LLC
Cincinnati, Ohio

Report on the Statements of Financial Condition
We have audited the accompanying statements of financial condition of RDSC, LLC (the Company) as of December 31, 2013 and 2012, (the financial statements) that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RDSC, LLC as of December 31, 2013 and 2012, in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Joseph Decosimo and Company, PLLC

Chattanooga, Tennessee
February 27, 2014

RDSC, LLC

STATEMENTS OF FINANCIAL CONDITION

December 31, 2013 and 2012

	2013	2012
ASSETS		
Cash and cash equivalents	$ 126,597	$ 137,888
Commissions receivable	15,966	10,803
Related party receivable	1,700	2,278
Equipment and furniture, net of accumulated depreciation of $12,237 for 2013 and 2012	-	-
TOTAL ASSETS	$ 144,263	$ 150,969
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses - related party	$ 35,265	$ 37,197
MEMBER'S EQUITY	108,998	113,772
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 144,263	$ 150,969

The accompanying notes are an integral part of the statements of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Company are as follows:

DESCRIPTION OF BUSINESS - RDSC, LLC, an Ohio limited liability company, operates as a registered securities broker and dealer, and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is licensed in twenty-five states. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities and clears all transactions through a clearing service. The Company's offices are located in Cincinnati, Ohio, and the Company transacts business on world markets for clients primarily in the Midwestern and Southeastern United States.

CASH AND CASH EQUIVALENTS - The Company considers all money market accounts and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains at various financial institutions cash and cash equivalent accounts which may exceed federally insured amounts at times and which may at times significantly exceed statement of financial condition amounts due to outstanding checks.

COMMISSIONS RECEIVABLE - Commissions receivable consist of amounts due from the Company's clearing firm. The Company performs ongoing credit evaluations of its clearing firm, which is a member of Securities Investors Protection Corporation, and does not require collateral to support receivables. Management has assessed that, based on the nature of these receivables and historical collection information, an allowance for doubtful accounts is not necessary.

EQUIPMENT AND FURNITURE - Equipment and furniture are stated at cost less accumulated depreciation. Expenditures for repairs and maintenance are charged to expense as incurred and additions and improvements that significantly extend the lives of assets are capitalized. Upon sale or other retirement of depreciable property, the cost and accumulated depreciation are removed from the related accounts and any gain or loss is reflected in operations.

INCOME TAXES - The Company is organized as a limited liability company and the sole member is liable for its share of the Company's taxable income. Therefore, no liability for federal or state income taxes is reflected in the statements of financial condition.

The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. As of December 31, 2013 and 2012, the Company has not recognized liabilities for uncertain tax positions or associated interest and penalties.

The Company files its income tax return in the city of Cincinnati jurisdiction. With few exceptions, the Company is no longer subject to tax examinations for years before 2010.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

ESTIMATES AND UNCERTAINTIES - The preparation of the statements of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

SUBSEQUENT EVENTS - The Company has evaluated subsequent events for potential recognition and disclosure through February 27, 2014, the date the statements of financial condition were available to be issued.

NOTE 2 - RELATED PARTY TRANSACTIONS

Osborn Rohs Williams & Donohoe, Ltd (ORWD), a company with common ownership and management, shares office space with the Company and pays substantially all expenses of the Company. The Company reimburses ORWD for its share of all expenses on a monthly basis. Accounts payable as of December 31, 2013 and 2012, consisted of $35,265 and $37,197, respectively, payable to ORWD. Accounts receivable from ORWD as of December 31, 2013 and 2012, totaled $1,700 and $2,278, respectively.

ORWD is a registered investment advisor and its portfolio managers place certain securities trades on behalf of their customers through the Company. These trades made up 44% and 52% of the commission revenue for the Company for the years ended December 31, 2013 and 2012, respectively.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company's minimum net capital requirement was $50,000 as of December 31, 2012. FINRA approved a reduction in the net capital requirement effective December 13, 2013, to $5,000. The Company's defined net capital and net capital ratios were $91,124 and 0.39 to 1 as of December 31, 2013, and $94,482 and 0.39 to 1 as of December 31, 2012.

There were no liabilities subordinated to claims of creditors as of December 31, 2013 or 2012.

SUPPLEMENTARY INFORMATION

RDSC, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

December 31, 2013 and 2012

	2013	2012
Net capital		
Total member's equity	$ 108,998	$ 113,772
Non-allowable assets -		
Related party receivable	(1,700)	(2,278)
Other deductions - fidelity bond deductible	(15,000)	(15,000)
Haircuts on securities -		
Money market accounts	(1,174)	(2,012)
Net capital	$ 91,124	$ 94,482
Aggregate indebtedness		
Accounts payable and accrued expenses - related party	$ 35,265	$ 37,197
Percentage of aggregate indebtedness to net capital	39 %	39 %
Minimum net capital required to be maintained (greater of $5,000 for 2013 and $50,000 for 2012 or 6-2/3% of aggregate indebtedness)	$ 5,000	$ 50,000
Excess net capital	$ 86,124	$ 44,482
Excess net capital at 1000% (net capital less the greater of 10% of aggregate indebtedness or 120% of minimum net capital)	$ 85,124	$ 34,482

Reconciliation of Company's Computation of Net Capital with Audited Computation December 31, 2013

Net capital, per Part IIA of Form X-17-a-5(a) filed as of December 31, 2013	$ 91,124
Net capital, per above calculation	$ 91,124

RDSC, LLC

STATEMENTS OF FINANCIAL CONDITION, INDEPENDENT AUDITOR'S REPORT AND SUPPLEMENTARY INFORMATION

December 31, 2013

Filed as PUBLIC information pursuant to rule 17a-5(d) under the Securities Exchange Act of 1934.